United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 22, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.358160 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)	Price(s) Volume(s) USD $40.76 4.559056 USD $0.00 3.799104
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.358160 Ordinary Shares Aggregated Price: USD $22.233018 per share
e)	Date of the transaction	21 September 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.358160 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)	Price(s) Volume(s) USD $40.76 4.559056 USD $0.00 3.799104
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.358160 Ordinary Shares Aggregated Price: USD $22.233018 per share
e)	Date of the transaction	21 September 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.358160 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)	Price(s) Volume(s) USD $40.76 4.559056 USD $0.00 3.799104
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.358160 Ordinary Shares Aggregated Price: USD $22.233018 per share
e)	Date of the transaction	21 September 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.358160 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)	Price(s) Volume(s) USD $40.76 4.559056 USD $0.00 3.799104
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.358160 Ordinary Shares Aggregated Price: USD $22.233018 per share
e)	Date of the transaction	21 September 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager Great Britain Business Unit
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.358160 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)	Price(s) Volume(s) USD $40.76 4.559056 USD $0.00 3.799104
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.358160 Ordinary Shares Aggregated Price: USD $22.233018 per share
e)	Date of the transaction	21 September 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager Great Britain Business Unit
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.446875 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)	Price(s) Volume(s) USD $43.13 4.061985 USD $0.00 3.384890
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.446875 Ordinary Shares Aggregated Price: USD $23.525763 per share
e)	Date of the transaction	25 August 2017
f)	Place of the transaction	New York Stock Exchange

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 22, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary